Honeybee Burger Inc.



ANNUAL REPORT

11150 Santa Monica Blvd, Ste 600

Los Angeles, CA 90025

0

www.honeybeeburger.com

This Annual Report is dated April 26, 2021.

BUSINESS

Honeybee Burger Inc. is on a mission to help save the planet by making plant-based food more desirable, accessible, and available everywhere consumers think about eating: popping out for a bite; at work or home ordering food for delivery or for a special event; or at the grocery store, deciding what to make for dinner.

Beyond our cute logo, Honeybee Burger Inc. has a diversified and scalable business model that includes building restaurants, franchising, and selling Honeybee branded packaged foods in-store, and eventually, in grocery, to food-service, and to consumers directly.

Honeybee's model is built on an established brand foundation that we have been developing since 2018 before the first Honeybee Burger restaurant was opened.

Honeybee has acquired the perpetual and irrevocable rights to the Honeybee Burger intellectual property, which was created and developed by Virtuous Food, LLC, a company founded and run by Adam Weiss, Honeybee's CEO. This will allow us to develop, build, operate, and franchise Honeybee Burger fast food restaurants anywhere in the world.

In addition, Honeybee will acquire approximately 75% of Honey Bee 345 LLC, the entity that owns the new flagship store on La Brea in Los Angeles, targeted to open in April 2021, (approximately 25% is owned by Honey Bee Vermont LLC, the legacy investors in the pilot store). Finally, Honeybee will earn a 5% royalty on the revenue generated by Honey Bee Colony LLC (the cloud kitchen in Los Angeles).

Today, Honeybee investors will benefit from three of the strongest mega-trends in food today: growing popularity and demand for new plant-based "meats" and meat-alternatives, especially burgers; the growth of "virtual", aka "cloud" kitchens and food delivery; and the increase in demand for plant-based packaged foods world-wide.

Honeybee will act as the developer and operator of new Honeybee Burger restaurants (whether brick and mortar or in "cloud" locations). As such, Honeybee will earn any net operating profits from these locations. Honeybee, as owner of the Intellectual Property of the brand, may also earn royalties or franchise fees from operators who we select to operate our franchises.

Honeybee is committed to the mission of making plant-based food more popular because shifting even a single meal to plant-based from animal-based can make a positive impact on the environment, the planet, and our shared future.

And our mission has begun! Since the launch of our pilot store in 2019, Honeybee Burger has already established itself in LA as a leading plant-based brand. Traction: We have made noteworthy best-burger lists (Eater, The Infatuation, local press), received hundreds of great reviews (4.5 stars on Yelp, GrubHub and Uber 4.7, 4.4 on Google, 5 stars on Happy Cow, etc.), and have attracted a strong and growing social media following: 17k followers on IG and 17k on Yelp - completely organically.

And others are noticing: Honeybee has been selected by influential plant-based food brands to be their restaurant partner, including Atlas Monroe (as featured on Shark Tank), Eclipse Foods (a Y Combinator startup), and Akua (makers of Kelp based veggie-patties), further differentiating us from the crowd, and emphasizing our importance as a plant-based platform for consumer discovery.

Most importantly, we have served thousands of happy customers, and in doing so, we have gained incredible insight in the tastes, wants, and desires of our customers, who largely identify as non-vegan, and represent a young, diverse, and passionate group of foodies!

Unit economics: From a tiny location situated under a movie theatre marquee, our first Honeybee grew and became profitable during the pandemic, despite no almost no indoor dining, very limited outdoor dining (4 seats at most), and through times of curfews, labor shortages, and rising delivery costs.

Even the first Honeybee cloud location, launched just days before the pandemic, approached break-even under the worst of circumstances, on sales levels far lower than we projected before the pandemic struck.

It is not a big leap of faith to project greater success once the pandemic ends when on-site dining is back, office buildings are busier, and there is a general sense of getting back to normal!

Indeed, in just over 2 years, we have built the foundation of a brand that has the potential to become iconic in fast-food, delivery, and consumer packaged products, at a time when there is unprecedented demand for plant-based food world-wide.

Investing in Honeybee Burger is more than investing in a great food brand; it is investing in the future: of food, the environment, and the planet.

Previous Offerings

NA

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

We have very little overhead. If we raise the $1MM from this campaign, and we set aside roughly 23% for company employment and overhead, we can last for 12-14 months on that alone.

We also collect a 5% royalty on our Honey Bee Colony property, which should generate about $20,000 per year. This will cover another month of overhead.

Ultimately, if we do not tap in to any proceeds from the raise beyond the 23%, 12-14 months is a reasonable length of time to operate without any additional revenue.

Foreseeable major expenses based on projections:

The development of new stores will represent about 70% of our expenses. After that, 20-23% will be for corporate salaries and overhead. The balance will be for marketing and basic furniture / fixtures and equipment.

Specifically, store development expenses are: securing the lease hold (legal, first month's rent and security deposits); rehabbing the location (construction); and providing furniture, fixtures and equipment for the restaurant.

Future operational challenges:

The Pandemic will limit the availability of potential restaurant sites (until eviction protections and aid programs are ended), as well as the availability of labor. We forsee this improving over time.

We will also need to upgrade our technology so we can improve our performance monitoring, which is something we were able to do manually with just a few locations. We began researching systems in December 2020 and are on our way to solving for this potential challenge.

Managing stores in a broader geo-territory will also present challenges, both logistically and resource-wise. We will be vigilant in only expanding to areas that we can easily monitor, service, and manage.

We will also need to create a management level layer over the stores, so that the individual locations may be able to function without the overhead of carrying an additional manager. We have a team member who can do it, so our goal is to hire someone to replace him in our flagship store.

Future challenges related to capital resources:

Stores may take longer to ramp up, and therefore, may not generate free cash as quickly as we hope. Additionally, stores may require more capital support as they ramp up, which will limit our ability to add additional stores at the pace we are projecting.

It is also possible that the end of the pandemic will create pricing increases from landlords and contractors in the near term, which may challenge our budget assumptions and require more capital than planned.

We have the ability to use some debt financing on new stores, as well as to bring in venture partners to help reduce our equity capital requirements for new projects. As we expand, credit lines may make sense to use in order to preserve our equity capital.

Future milestones and events:

Store growth: As we hit 5, 10, and 15 stores, and our topline (and net) grows, we will:

A. Attract better deals from landlords and have more strength negotiating leases; B. Have more buying power for ingredients and supplies and improve our COGS; C. Attract more media attention; D. Draw the attention of major influencers and high profile investors, who we may bring in to increase our visility and valuation; and E. Attract the attention of larger, more institutional investors and strategic partners.

We will also be able to bolster our team, increase our marketing, and support a national franchise rollout.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

NO DEBT AS OF 12/31/2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Director & CEO

Dates of Service: February 05, 2021 - Present

Responsibilities: Operations oversight, brand management, business strategy. Adam will be paid $7,500/month and will be eligible to participate in the net profits of the Company via a Bonus Pool. The Company will establish a Bonus Pool that is calculated at a maximum of 25% of the Company's net profits, plus up to 5% of the GROSS income of the stores that the Company operates.

Other business experience in the past three years:

Employer: Virtuous Food LLC

Title: CEO / Founder / Owner

Dates of Service: January 01, 2018 - Present

Responsibilities: Sourcing and identifying investments in the plant based food and CPG space, and working with teams and entrepreneurs to help fund and grow their businesses.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Virtuous Food LLC (Adam Weiss - 47.15% the only person over 20%)

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

NA as of 12/31/2020

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Honeybee Burger Inc.

By /s/ *Adam Weiss*

　　Name: Adam Weiss

　　Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

HONEYBEE BURGER INC.

(Delaware corporation)

Unaudited Financial Statements

As of February 5, 2021 (inception)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 16, 2021

To: Board of Directors, HONEYBEE BURGER INC.
        Attn: Adam Weiss

Re: 2021 (inception) Financial Statement Review
        HONEYBEE BURGER INC.

We have reviewed the accompanying consolidated financial statements of HONEYBEE BURGER INC. (the "Company"), which comprise the consolidated balance sheet as of February 5, 2021 (inception), and the related consolidated statements of income, shareholder's equity/deficit and cash flows on the one-day period of February 5, and the related notes to the consolidated financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has been recently formed and has not yet begun to realize revenue that raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

HONEYBEE BURGER INC.
CONSOLIDATED BALANCE SHEET
As of February 5, 2021 (inception)
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	0
Total current assets		0
Intangible assets		10
Security deposits		20,316
Total Assets	$	20,326

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Current liabilities:		
Advances from affiliates	$	35,845
Total current liabilities		35,845
TOTAL LIABILITIES		35,845
Minority interest in net (assets) liabilities		5,333
Shareholder's equity:		
Common stock (10,000,000 shares issued and outstanding)		10
Accumulated deficit		(20,862)
Total Shareholder's Equity		(20,852)
Total Liabilities and Shareholder's Equity	$	20,326


HONEYBEE BURGER INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the one-day inception period of February 5, 2021
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		9,304
Professional fees		14,000
Total operating expenses		23,304
Operating income		0
Minority interest income		2,442
Net income	$	(20,862)

HONEYBEE BURGER INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
For the one-day inception period of February 5, 2021
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Accumulated Deficit	Total Shareholder's Equity
	# of shares	$		
Balance as of inception (February 5, 2021)	0	$ 0	$ 0	$ 0
Issuance of founder stock	10,000,000	10		10
Period net income (loss)			(20,862)	(20,862)
Balance as of February 5, 2021	**10,000,000**	**$ 10**	**$ (20,862)**	**$ (20,852)**


HONEYBEE BURGER INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the one-day inception period of February 5, 2021
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Cash flows from operating activities

Net income	$ (20,862)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
None	0
Net cash used in operating activities	(20,862)

Cash flows from investing activities

Cost of security deposit	(20,316)
Net cash used in investing activities	(20,316)

Cash flows from financing activities

Advances from affiliates	35,845
Minority interest	5,333
Net cash provided by financing activities	41,178

Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

Supplemental disclosure of cash flow information

Cash paid for interest	$ 0
Cash paid for income taxes	0

Material non-cash transactions

Acquisition of 73.75 percent of Honey Bee 345, LLC and other intangible assets	10,000,000 shares

HONEYBEE BURGER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of February 5, 2021 (inception)
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

HONEYBEE BURGER INC. (which may be referred to as the "Company," "we," "us," or "our") is a corporation organized in Delaware on February 5, 2021. The Company was formed to acquire and develop vegan, fast casual restaurants.

The Company also owns 73.75 percent of Honey Bee 345 LLC.

Since Inception, the Company has not yet begun commercial operations. As of February 5, 2021, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and other revenue generating efforts, if they can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

Principles of Consolidation
The Company has acquired a greater-than-50 percent interest in another entity. Accordingly, the Company accounts for the activity of the subsidiary under the consolidation rules prescribed by GAAP. As the Company owns less than 100 percent of the entity, the Company consolidates the gross activity of its subsidiary, Honey Bee 345 LLC, and also records the minority owners' interest in the net assets and liabilities and net income accordingly.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of February 5, 2021, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of February 5, 2021, the Company had not yet established a business checking account.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of February 5, 2021, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years once the asset is placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized, but tested for impairment on a regular basis.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of February 5, 2021, the Company had acquired the following intangible assets as part of its formation and acquired or transferred from a related party:

- Trademarks, brands, tradenames, logos, domain names, social media accounts, and marketing materials, recipes, and processes and procedures related to the Honeybee Burger brand and the operation of the restaurants
- 73.75 percent membership interest in Honey Bee 345 LLC
- 5 percent gross revenue license of Honey Bee Colony LLC

As there is no reliable methodology for valuing the acquisition of these intangible assets, the Company records these assets at a net book value equal to the transferor's cost.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a corporation for federal and state income tax purposes. The Company's items of income, deductions, credits, etc. are accounted for on the Company's financial statements. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of February 5, 2021, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

Starting with inception, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company will earn revenue through the sale of food products at its retail locations. Additionally, the Company will earn licensing revenue from its royalty agreement with Honey Bee Colony, LLC.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Common Stock
The Company has issued 10,000,000 shares to Virtuous Food LLC in exchange for the Company's intangible assets and 73.75 percent of the membership interest in Honey Bee 345, LLC. Those 10,000,000 shares represent all of the issued and outstanding stock.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on February 5, 2021 and is in the process of beginning operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company acquired all of its primary assets, as delineated in Note 2, from related parties. The Company has not yet, but may compensate Mr. Adam Weiss, the Company's founder and chief executive, in the future.

As these transactions will be with related parties to the Company, there is no guarantee that the terms, prices and conditions of these transactions are commensurate with arm's length transactions.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer up to $1,070,000 in a securities offering exempt from registration under Regulation CF. The Company intends to offer approximately 891,000 shares of stock in this issuance. The securities offering is anticipated to be listed with StartEngine.

Management's Evaluation
Management has evaluated subsequent events through February 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Adam Weiss, Principal Executive Officer of Honeybee Burger Inc., hereby certify that the financial statements of Honeybee Burger Inc. included in this Report are true and complete in all material respects.

Adam Weiss

Principal Executive Officer